Exhibit 12.1

PMC-SIERRA, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 28, 2008		December 30, 2007	December 31, 2006	December 31, 2005		December 26, 2004
Earnings:
Income (loss) before income taxes and before income from equity investees	$63,906		$(32,256)	$(50,655)	$30,094		$48,358
Fixed charges:
Interest expense and amortization of debt issue costs	3,830		6,105	5,931	1,571		3,454
Rental interest factor (1)	3,618		3,601	3,503	3,047		3,083

Total fixed charges	7,448		9,706	9,434	4,618		6,537

Earnings (loss) available to cover fixed charges	71,348		(22,550)	(41,221)	34,712		54,895

Ratio of earnings to fixed charges (2)	9.6	x	—	—	7.5	x	8.4	x

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated. Earnings consist of income (loss) before provision for income taxes less income from equity investees plus fixed charges. Fixed charges consist of interest charges, amortization of debt issuance costs, and that portion of rental expense that the Company believes to be a reasonable approximation of the interest factor included in rental expense.

(1)	The portion of operating lease rental expense that the Company believes to be a reasonable approximation of the interest factor is deemed to be one-third of total operating lease rental expense.

(2)	Earnings were inadequate to cover fixed charges by $32.3 million and $50.7 million for fiscal years ended December 30, 2007 and December 31, 2006, respectively.